                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)/1/



                   INTERNATIONAL FAMILY ENTERTAINMENT, INC.
                 --------------------------------------------
                               (Name of Issuer)

                CLASS B COMMON STOCK, PAR VALUE $.01 PER SHARE
                ----------------------------------------------
                        (Title of Class of Securities)

                                  45950M 10 6
                ----------------------------------------------
                                (CUSIP Number)


                            Arthur M. Siskind, Esq.
                   c/o News America Publishing Incorporated
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000
                ----------------------------------------------
                                with copies to:

Jay Itzkowitz, Esq.               C. N. Franklin Reddick, III, Esq.      Jeffrey W. Rubin, Esq.
Fox Television                    Troop Meisinger Steuber & Pasich, LLP  Squadron, Ellenoff, Plesent & Sheinfeld, LLP
10201 West Pico Blvd.             10940 Wilshire Blvd.                   551 Fifth Avenue
Los Angeles, California  90035    Los Angeles, California 90024          New York, New York 10176

                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                August 1, 1997
                             --------------------
                         (Date of event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                         (Continued on following pages)
                              (Page 1 of 16 Pages)
----------
/1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The News Corporation Limited
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)   [X]
                                                         (b)   [ ]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF, WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                           [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   South Australia, Australia
--------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
                               -0-
  Number of                 ----------------------------------------------------
    Shares                  8  SHARED VOTING POWER
 Beneficially                  25,263,659
   Owned by                 ----------------------------------------------------
     Each                   9  SOLE DISPOSITIVE POWER
  Reporting                    -0-
 Person with                ----------------------------------------------------
                            10 SHARED DISPOSITIVE POWER
                               25,263,659
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    25,263,659
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    51.9%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

1  NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
   K. Rupert Murdoch
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [X]
                                                         (b)    [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                            [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
-------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
                               -0-
 Number of                  ---------------------------------------------------
   Shares                   8  SHARED VOTING POWER
Beneficially                   25,263,659
  Owned by                  ---------------------------------------------------
    Each                    9  SOLE DISPOSITIVE POWER
 Reporting                     -0-
Person with                 ---------------------------------------------------
                            10 SHARED DISPOSITIVE POWER
                               25,263,659
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   25,263,659
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   51.9%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN
-------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

1 NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Twentieth Holdings Corporation
   95-4066193
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [X]
                                                         (b)    [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                            [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware, U.S.A.
-------------------------------------------------------------------------------
                              7  SOLE VOTING POWER
                                 -0-
  Number of                   -------------------------------------------------
    Shares                    8  SHARED VOTING POWER
 Beneficially                    25,263,659
   Owned by                   -------------------------------------------------
     Each                     9  SOLE DISPOSITIVE POWER
  Reporting                      -0-
 Person with                  -------------------------------------------------
                              10 SHARED DISPOSITIVE POWER
                                 25,263,659
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   25,263,659
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   51.9%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   CO
-------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

1 NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fox Television Stations, Inc.
   52-1408474
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [X]
                                                         (b)    [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                            [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware, U.S.A.
-------------------------------------------------------------------------------
                                         7  SOLE VOTING POWER
  Number of                                  -0-
    Shares                               --------------------------------------
 Beneficially                            8  SHARED VOTING POWER
   Owned by                                 25,263,659
     Each                                --------------------------------------
  Reporting                              9  SOLE DISPOSITIVE POWER
 Person with                                -0-
                                         --------------------------------------
                                         10  SHARED DISPOSITIVE POWER
                                             25,263,659
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   25,263,659
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   51.9%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   CO
-------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

1 NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Haim Saban
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [X]
                                                         (b)    [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                            [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States of America
-------------------------------------------------------------------------------
                            7  SOLE VOTING POWER
                               -0-
 Number of                  ---------------------------------------------------
   Shares                   8  SHARED VOTING POWER
Beneficially                   25,263,659
  Owned by                  ---------------------------------------------------
    Each                    9  SOLE DISPOSITIVE POWER
 Reporting                     -0-
Person with                 ---------------------------------------------------
                            10 SHARED DISPOSITIVE POWER
                               25,263,659
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,263,659
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   51.9%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   IN
-------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!

1 NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fox Kids Worldwide, Inc.
   95-4596247
-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)    [X]
                                                         (b)    [ ]
-------------------------------------------------------------------------------
3  SEC USE ONLY
-------------------------------------------------------------------------------
4  SOURCE OF FUNDS
   AF, BK, OO
-------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEM 2(D) OR 2(E)                                            [ ]
-------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware, U.S.A.
-------------------------------------------------------------------------------
                                          7  SOLE VOTING POWER
  Number of                                  25,263,659
    Shares                                -------------------------------------
 Beneficially                             8  SHARED VOTING POWER
   Owned by                                  -0-
     Each                                 -------------------------------------
  Reporting                               9  SOLE DISPOSITIVE POWER
 Person with                                 25,263,659
                                          -------------------------------------
                                          10 SHARED DISPOSITIVE POWER
                                             -0-
-------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   25,263,659
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]
-------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   51.9%
-------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   CO
-------------------------------------------------------------------------------

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

        This statement (the "Amendment") amends and supplements the statement on
Schedule 13D filed with the Securities and Exchange Commission (the "Commission"), dated June 11, 1997, by (i) The News Corporation Limited, a South Australia, Australia corporation ("News Corporation"), (ii) K. Rupert Murdoch, a United States citizen, (iii) Twentieth Holdings Corporation, a Delaware corporation ("Twentieth Holdings"), (iv) Fox Television Stations, Inc., a Delaware corporation ("Fox Television"), (v) Haim Saban, a United States citizen, and (vi) Fox Kids Worldwide, Inc., a Delaware corporation ("FKWW"), with respect to their ownership of the Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of International Family Entertainment, Inc., a Delaware corporation ("IFE"). Holdings, Fox Television, Haim Saban and FKWW are referred herein collectively as the "Reporting Persons." The address of the principal executive offices of IFE is 2877 Guardian Lane, Virginia Beach, Virginia 23452.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        -------------------------------------------------
  Item 3 is hereby amended and supplemented by the addition of the following information:

  FKWW has established, pursuant to a credit agreement dated as of August 1, 1997 (the "Senior Loan Agreement"), a $602,000,000 seven-year Secured Reducing Revolving Credit Facility (the "Tranche A Revolving Credit"), a $400,000,000 seven-year Secured Reducing Revolving Credit Facility (the "Tranche B Revolving Credit") and a $298,000,000 nine-year Secured Term Loan Facility with Citicorp USA, Inc. acting as the administrative agent for a syndicate of financial institutions providing the facility. The Tranche A Revolving Credit Facility was fully drawn down in connection with the acquisition of Common Stock of IFE pursuant to the Stock Purchase Agreements.

  In lieu of Fox Broadcasting Company ("FBC") or an affiliate thereof advancing approximately $250,000,000 to $350,000,000 to FKWW in exchange for a new series of 12.5% preferred stock of FKWW (as previously reported), on July 31, 1997, FBC loaned FKWW $104,573,000, upon the terms and subject to the conditions set forth in the Subordinated Note Agreement (the "FBC Note Agreement"), dated July 31, 1997, by and among FBC, FKWW and Citicorp USA, Inc., as administrative agent under the Senior Loan Agreement.

        FKWW has agreed to enter into a Subordinated Note Agreement with News America Holdings Incorporated ("NAHI")(the "NAHI Note Agreement"), upon substantially the same terms and conditions as the FBC Note Agreement, except that NAHI will be the lender under the NAHI Note Agreement and the principal amount of the NAHI Note Agreement will be an amount not to exceed $300,000,000. The NAHI Note Agreement will be entered into on a date no later than the date of the consummation of the merger of Fox Kids Merger Corporation with and into IFE.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER.
        ------------------------

        Item 6 is hereby amended and supplemented by the addition of the following information:

        The purchase of an aggregate of 15,587,427 shares of Common Stock by FKWW pursuant to the CBN Purchase Agreement, the Regent Purchase Agreement and the Robertson Purchase Agreement (including the purchase of Class B Common Stock received by M.G. Robertson and Tim Robertson upon exercise of their options) was consummated on August 1, 1997. The total amount paid by FKWW to purchase Common Stock pursuant to such agreements was $545,559,945.

        In addition, Liberty IFE, Inc. ("LIFE") contributed to FKWW shares of Class C Common Stock and Convertible Notes of IFE convertible into shares of Class C Common Stock, which in turn are convertible into an aggregate of 9,676,232 shares of Class B Common Stock in exchange for a new series of preferred stock of FKWW with an initial liquidation preference of $345,000,000.

        Pursuant to the First Amendment to the Contribution and Exchange Agreement, dated as of August 1, 1997, by and among Liberty Media Corporation, LIFE and FKWW, the terms of (i) the new series of preferred stock of FKWW to be issued in exchange for the Class C Common Stock owned by LIFE and (ii) the new series of preferred stock of News Publishing Australia Limited ("NPAL") for which the preferred stock of FKWW will be exchangeable upon the happening of certain events, were amended. The terms of each such series were amended to provide for cumulative dividends at a rate of 9% per annum, default interest rate of 11.5%, mandatory redemption on August 1, 2027, redemption at the option of the issuer at any time after August 1, 2007, and redemption at the option of the holder for the thirty-day periods commencing on August 2, 2017 and 2022. News Corporation, together with NPAL, has entered into a Funding Agreement supporting the obligations of FKWW and NPAL under the preferred stock issuable to LIFE pursuant to the Contribution and Exchange Agreement.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.
        ---------------------------------
        Document                                                Exhibit No.
        --------                                                ----------

        Credit Agreement, dated as of August 1, 1997                    1
        Subordinated Note Agreement, dated as of July 31, 1997          2
        Letter Agreement for NAHI Note Agreement, dated                 3
        August 1, 1997
        First Amendment to the Contribution and Exchange                4
        Agreement, dated as of August 1, 1997

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 6, 1997
                                 THE NEWS CORPORATION LIMITED



                                 BY: /s/ ARTHUR M. SISKIND
                                    ------------------------------------
                                    NAME:  ARTHUR M. SISKIND
                                    TITLE:    DIRECTOR

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 6, 1997




                                     /s/ K. RUPERT MURDOCH
                                     ---------------------------------
                                     K. RUPERT MURDOCH

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I
certify that the information set   forth in this statement is true, complete,
and correct.

Date: August 6, 1997
                                 TWENTIETH HOLDINGS CORPORATION



                                 BY: /s/ JAY ITZKOWITZ
                                    ----------------------------------
                                    NAME:  JAY ITZKOWITZ
                                    TITLE: SENIOR VICE PRESIDENT
                                           AND SECRETARY

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 6, 1997
                                 FOX TELEVISION STATIONS, INC.



                                 BY: /s/ JAY ITZKOWITZ
                                    --------------------------------
                                    NAME:  JAY ITZKOWITZ
                                    TITLE: SENIOR VICE PRESIDENT
                                           AND SECRETARY

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 6, 1997




                                 /s/ HAIM SABAN
                                 ---------------------------------
                                 HAIM SABAN

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: August 6, 1997
                                 FOX KIDS WORLDWIDE, INC.


                                 BY: /S/ HAIM SABAN
                                    ----------------------
                                    NAME:  HAIM SABAN
                                    TITLE: CHIEF EXECUTIVE OFFICER